January 9, 2012

VIA EDGAR
Ms. Mara L. Ransom, Assistant Director
US Security and Exchange Commission
Division of Corporate Finance
100 F Street, NE
Washington, D.C. 20549

Re:	BeesFree, Inc.
Form 8-K
Filed December 16, 2011
File No. 000-53212

Dear Ms. Ransom,

We are in receipt of your comment letter dated December 22, 2011 regarding the above referenced filing. As requested in your letter, we have provided a response to the question raised by the Staff.

General

1.
Based on the information provided in your filing, it appears that BeesFree, Inc. Is a shell company as defined in Rule 12b-2 under the Securities Exchange Act of 1934. We note that BeesFree has minimal assets excluding cash, no revenues to date and appears to have no or nominal operations. As a result, please revise your filing to remove the Item 5.06 disclosure indicating that there has been a change in shell company status. Please also confirm that you will identify yourself as a shell company in future periodic reports as appropriate. Alternatively, please provide us with detailed facts and analysis demonstrating that BeesFree is not a shell company.

Response: We do not agree with your assessment that we are a shell company as defined in Rule 12b-2 and believe that we are an operating, development stage start-up company. In addition to the information already contained in the Form 8 K document, we are pleased to provide you with the following considerations and facts which fully support our statements.

We are a technology company which has developed a unique patent-pending solution to tackle and remedy effects of the Colony Collapse Disorder (“CCD”) onto honeybees health. From incorporation to date, we have managed to raise a total of USD 2.2 million to fund our initial operations; we have already planned further fund raising road-show meetings in the second half of January - beginning of February, to support our business growth on a global scale.

BeesFree Inc.	pag.1
2101 Vista Parkway, Suite 4033
West Palm Beach, FL 33411, USA
Tel: +1 (561) 939 4860
www.beesfree.biz

The technology our business is based upon has been developed by scientists over the past three years. A group of three full-time researchers, led by Dr. Francesca del Vecchio, PhD in Biochemistry at the University of Cambridge, UK, have developed a unique chemical compound and distribution process to remedy the effects of CCD on honeybees. CCD is largely known amongst entomologists, apiarists and Ministry of Agriculture’s officers and managers and is the main cause of the continuous demise of tens of millions of honeybees world-wide. CCD is caused by a combination and assortment of different pathogens, parasites, physiological stress and massive use of nicotine-based pesticides in intense agriculture farming. Our proprietary technology consists of a chemical compound and an innovative delivery system. The chemical compound, which is a food nutritional supplement, is basically a mix of natural extracts of pure vegetable origin which contains: a) antimicrobial agents to fight the IIV Virus and its interaction with the Nosema virus; b) components to contrast neonicotinoids side effects on honeybees; and c) nutrients and anti-oxidants. Our fully automated delivery system, which we call the “Beespenser” which is the chemical compound dispenser, has been designed in such a way to simulate the way honeybees drink, using specific colours and shapes to attract them.

Preliminary field results of the technology developed by Dr. del Vecchio and her team have been positive and encouraging. To test our chemical compound in larger scale farms and in different climates and environments, we have contacted leading R&D centres. We have received positive feedback and willingness to cooperate from the US Department of Agriculture, namely Prof. Jeff Pettis, who heads the US Government Committee created to study CCD and its causes; from Dr. Emilio Figini, a Senior Officer at INTA (the Argentine National Institute funded by the Ministry of Agriculture to look after all national beekeeping business and honeybees health); and from Dr. Daniel F. Vergani, Head of Centro de Estudios Territoriales (CET) in Argentina. All of them have responded with enthusiasm to our proposal. Subsequent to our Super 8-K filing, a Service Contract Agreement has been negotiated with INTA and will be fully executed within the end of January 2012. This Contract calls for a 9 months Regional Deployment Project to be started during the first quarter of 2012 and will be entirely funded by BeesFree Inc. A similar arrangement is under negotiations with CET where we hope to get access to United Nations FAO (Food and Agriculture Organization) funds. Dr. Pettis from the USDA has already declared his willingness to test our chemical compound in the US and to support us in our Argentine project with INTA.

In addition to the nutritional food supplement for honeybees, consultants hired by BeesFree and management have made significant progress also on the development of a dispenser of the nutritional food supplement. This is a fully automated device which distributes our honeybee food supplement compound to honeybees. The Beespenser is a mix of electronic, mechanical and hydraulic modules which has been designed to operate in all climate and environmental conditions for two years. In late October 2011, we produced the first breadboard which has gone through a series of environmental tests in Italy, primarily in the same Tuscany farm where the chemical compound has been developed and tested from 2008 onward. We have released the first draft of our Beespenser’s Functional Requirements document. Once finalised, this document will provide detailed information to a third-party industrial partner to manufacture and mass produce for us the dispenser.

Dr. del Vecchio has filed for patent her invention at the Italian Patent Office and Central Chamber of Commerce, on August 26, 2011 (file no. RM2011A000450 with title “Method, equipment, ingredients and formulations to produce high-impact nutritive, tonic, antioxidant and therapeutic solutions, for a complete and automated system to prevent and fight the CCD-colony collapse disorder”). On August 27, 2011, BeesFree Inc. purchased from Dr. del Vecchio the exclusive rights to the patent-pending technology. Our company is spending considerable efforts and resources to make sure that the filing process is completed in an expeditious manner. We have hired two well-known law firms in Italy and Argentina to look after technology patent filing. More specifically, in Italy we have signed up Barzanò&Zanardo, the most successful and oldest Italian IPR law firm whereby in Argentina we have hired the law firm Sofia Berti & cia, Bercùn Asociados Abocados from Buenos Aires. The patent will then be filed with the World Intellectual Property Organization (“WIPO”). Almost all countries in the world belong to WIPO through an agreement signed on June 19, 1970 in Washington DC, the so-called PCT, or Patent Cooperation Treaty. Once a patent is assigned through WIPO, it is actually valid in all of the countries that belong to this organization and that have signed the PCT agreement. There are however few other nations which have decided not to participate in WIPO, i.e. they have not agreed to become full PCT member countries, and for which a separate filing is necessary. Argentina, the largest honey exporter in the world, is one of these countries. Filing to extend locally our patent-pending technology IPR rights (technically speaking this is called PCT-extension) will be completed by January 2012. Until a patent is granted at PCT level and in Argentina (as a non-PCT country), our technology is fully protected from counterfeiting by international and national laws hence it is de facto a key and very valuable intangible asset of BeesFree Inc.

We have also applied for trademark registration of our brand name and commercial logo in Argentina, on December 2, 2011.

Dr. Francesca del Vecchio, initially worked as a Consultant for BeesFree inc. and on November 16th, 2011 was appointed as our Chief Scientist. In addition to the work carried out by Dr. del Vecchio, the company has hired three additional technical consultants to better define and finalise our chemical compound dispenser specifications and technical features. A preliminary industrial breadboard has been assembled and has been taken in the field for testing. We are also finalising negotiations to set up a full fledged R&D laboratory in Rome, Italy. A location has been identified which is large enough to allocate necessary instrumentation. Minor engineering works will be initiated soon and they are expected to be completed by mid February 2012. Our Chief Scientist, Dr. del Vecchio, will be managing our main R&D lab in Rome with the task to improving the chemical compound formulation and perform quality checks with our technology partners, i.e. the dispenser and chemical compound manufacturers. We have invested and raised significant capital which we expect to use to develop our product and continue our research and development efforts.

BeesFree Inc.	pag.2
2101 Vista Parkway, Suite 4033
West Palm Beach, FL 33411, USA
Tel: +1 (561) 939 4860
www.beesfree.biz

There are two types of industrial partners which we have already identified and will work for us under a license agreement: a) firms which we will engage to produce the Beespenser; and b) chemical-pharmaceutical companies which will produce the chemical compound. We have contacted and visited production plants and facilities of 3 potential partners in Italy and 2 in Argentina which we believe have sufficient experience and production capability to support us in producing our Beespenser. We are currently negotiating with two of them terms and conditions of a provisioning contract. Our goal is to finalise, by end of January 2012, at least one service contract with one of these firms to produce an initial batch of 15-30 units for testing purposes. After further fine tuning work on the dispenser, which is expected to last for few weeks, we expect to sign a full provisioning contract for at least 1,000 dispenser units. At full operating regime, we intend to contract out the production of our Beespensers to 2 to 4 industrial partners in different regions of the world, i.e. Europe, South-America, India and/or China to cover the territories where we expect to sell the large majority of our Beespensers.

A similar approach will be followed for the production of our proprietary chemical compound. Two firms in Argentina and one in Italy have been already identified, contacted and visited; further market screening and scouting is currently on-going. These firms must have certain features; the most important of them is being certified to produce nutritional food supplement for animals and being registered with relevant national regulatory agencies, directly related to the national Ministries of Health and Agriculture. The chemical compound itself has to be certified for sale from national and international agencies which need to make sure that both the production cycle and the chemical compound formulation are in line with current norms and laws and that they have no impact on human and animal health. In December 2011, we hired two consulting companies in Italy and Argentina, Biopharma D&S and Ing. Agr. Juan Carlos Fronzini respectively, to assist us in the Certification process with local national government agencies, in particular with the Italian Ministry of Health, Director General Veterinary Department and the Argentine SENASA Agency. The Certification process is estimated to last for 5-7 months and will start in the first half of January 2012. In 2012 we intend to apply for similar certification processes in other countries, such as Brazil, the USA, South Africa, India. Having our proprietary chemical compound fully certified for sale in Italy and Argentina will allow us to sell also in all EU (27 nations) and Mercosur (South and Central American nations) member countries, with minor adjustments and with no need to go through similar processes in each nation.

We participated in the 2011 Apimondia Fair and Conference held in Buenos Aires in September 2011. Our local Regional Sales Manager, Mr. Agostino Agamben, has presented our initiative and project to Argentine national government agencies and beekeepers cooperatives. Mr. Agamben was later invited to the Southern province of Chubut where local authorities and the President of one of the largest beekeepers cooperative in Argentina (CET) has hosted a conference on new technologies and solutions for CCD and honeybees health. We were the only commercial company invited to make a speech and present our innovative approach to CCD. CET’s President, Dr. Vergani and participating scientists and selected medium-to-large local beekeepers have expressed great interest in our technology and have confirmed they are willing to test and purchase our integrated solution as soon as this will be commercially available. Our integrated approach to tackle CCD-related issues has been particularly appreciated as it does not involve genetic engineering on honeybees, does not make use of antibiotics, contains exclusively vegetable sourced extracts and greatly simplifies beekeeping with its fully automated dispenser unit. Proceedings of such event are available for consultation upon request. In the first four months of operations in Argentina, our local Regional Sales Manager has built significant commercial relations and we hope to finalise soon initial pre-orders for the delivery of few hundreds units of Beespenser and several hundreds litres of our chemical compound, subject to full product certification.

BeesFree Inc.	pag.3
2101 Vista Parkway, Suite 4033
West Palm Beach, FL 33411, USA
Tel: +1 (561) 939 4860
www.beesfree.biz

Additional business development activities have been initiated with the United Nations Food and Agriculture Organization (FAO) agency, whose headquarters are in Rome, Italy. With the help of Prof. Juan Carlos Trabucco, a member of our Board of Directors, in October and November 2011 we have met several senior officers to evaluate different forms of cooperation and identify funding sources for beekeeping development projects based on our technology.

In October and November 2011, distributors have been contacted in Argentina and Italy and in the month of January 2012 we will start similar activities in South Africa. The general feedback from these organizations has been quite positive so far and they are willing to enter into negotiations with us as soon as we have first Beespenser units to ship and chemical compound samples to test.

Our management provides a wealth of experience on technology, administration and sales matters. Our current staff has quite a long and senior experience in running multinational high-tech companies at different stages of development. They are fully committed to the success of our initiative. Our personnel plan in 2012 calls for the hiring of at least three more additional Regional Sales Managers, one Product Senior Engineer, one Marketing Manager, two senior researchers to staff our R&D facility in Rome. Search for the Regional Sales Managers (for Brazil, India and South Africa) is started already and we are in discussion with executive search multination companies, which will support us in this process.

In responding to this comment, we acknowledge that:
-	the company is responsible for the adequacy and accuracy of the disclosure in the filing;
-	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
-	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

BeesFree Inc.	pag.4
2101 Vista Parkway, Suite 4033
West Palm Beach, FL 33411, USA
Tel: +1 (561) 939 4860
www.beesfree.biz

We will be more than willing to discuss with you our current scope of business and operations in a dedicated conference call.

Sincerely,

BeesFree, Inc.

By: /s/ Mario Sforza
Mario Sforza
Chief Executive Officer

cc.           Mr. Christopher F. Chase, Attorney-Advisor, US Security and Exchange Commission
Mr. Gregg Jaclin, Ainslow&Jaclin LLP (via email)

BeesFree Inc.	pag.5
2101 Vista Parkway, Suite 4033
West Palm Beach, FL 33411, USA
Tel: +1 (561) 939 4860
www.beesfree.biz